FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                        For the month of December, 2006

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     Form 20-F  X          Form 40-F
                              ------                -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                         Yes                No  X
                            -----             -----

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

                       Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

The announcement on completed trial run of Unit 5 of Luohuang Power Plant of Huaneng Power International, Inc. (the "Registrant"), made by the Registrant in English on December 12, 2006.

                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                          HUANENG POWER INTERNATIONAL, INC.



                          By  /s/ Huang Jian
                             ---------------




                          Name:    Huang Jian

                          Title:   Company Secretary



Date:    December 13, 2006


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                               [GRAPHIC OMITTED]

        (a Sino-foreign joint stock limited company incorporated in the
                          People's Republic of China)
                                 (Stock Code: 902)
                       Overseas Regulatory Announcement
               Unit 5 of Luohuang Power Plant Completed Trial Run

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("Listing Rules").

Huaneng Power International, Inc. (the "Company") announces that a 600MW coal-fired generating unit of Huaneng Chongqing Luohuang Power Generation Limited Liability Company (Unit 5 at Phase III of Huaneng Luohuang Power Plant), in which the Company owns 60% interests, completed the 168 hours trial run on 8th December 2006. To date, the Company's total generation capacity on an equity basis has increased from 26,552MW to 26,912MW.

                                                          By Order of the Board
                                                                Huang Jian
                                                            Company Secretary

As at the date of this announcement, the directors of the Company are:


Li Xiaopeng                               Qian Zhongwei
(Executive Director)                      (Independent Non-executive Director)
Huang Yongda                              Xia Donglin
(Non-executive Director)                  (Independent Non-executive Director)
Na Xizhi                                  Liu Jipeng
(Executive Director)                      (Independent Non-executive Director)
Huang Long                                Wu Yusheng
(Non-executive Director)                  (Independent Non-executive Director)
Wu Dawei                                  Yu Ning
(Non-executive Director)                  (Independent Non-executive Director)
Shan Qunying
(Non-executive Director)
Ding Shida
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)



Beijing, the PRC
12th December 2006